Exhibit 99.4

SUNDANCE ENERGY AUSTRALIA LIMITED

ABN 76 112 202 883

NOTICE OF ANNUAL GENERAL MEETING - 2018

EXPLANATORY MEMORANDUM

PROXY FORM

Date of Meeting:

Thursday, 31 May 2018

Time of Meeting:

10.00 am (Adelaide time)

Place of Meeting:

Minter Ellison Boardroom, Level 10, 25 Grenfell Street

Adelaide, South Australia

Notice of Annual General Meeting — 2018

AGENDA

Notice is hereby given that the Annual General Meeting of the shareholders of Sundance Energy Australia Limited will be held at Minter Ellison Boardroom, Level 10, 25 Grenfell Street, Adelaide, South Australia on Thursday, 31 May 2018 at 10:00 am (Adelaide time) for the purpose of transacting the business referred to in this Notice of Annual General Meeting.

The Explanatory Memorandum that accompanies and forms a part of this Notice of Annual General Meeting describes the matters to be considered at the meeting.

GENERAL BUSINESS

FINANCIAL STATEMENTS AND REPORTS

‘To receive and consider the financial statements of the Company for the year ended 31 December 2017, and related Directors’ Report, Directors’ Declaration and Auditor’s Report.’

ORDINARY BUSINESS

RESOLUTION 1 -  REMUNERATION REPORT

To consider, and if thought fit, to pass the following non-binding advisory ordinary resolution:

‘That the Remuneration Report for the year ended 31 December 2017, as set out in the Annual Report for that period, be adopted.’

Note: the vote on this resolution is advisory only and does not bind the Directors or the Company.

RESOLUTION 2 -  RE-ELECTION OF NEVILLE WAYNE MARTIN AS A DIRECTOR

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

‘That Neville Wayne Martin, a Director retiring by rotation in accordance with ASX Limited (ASX) Listing Rule 14.4 and clause 59.1 of the Constitution of the Company, being eligible, is re-elected as a Director of the Company.’

RESOLUTION 3 -  RE-ELECTION OF DAMIEN ASHLEY HANNES AS A DIRECTOR

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

‘That Damien Ashley Hannes, a Director retiring by rotation in accordance with ASX Limited (ASX) Listing Rule 14.4 and clause 59.1 of the Constitution of the Company, being eligible, is re-elected as a Director of the Company.’

RESOLUTION 4 -  CONSOLIDATION RESOLUTION

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

‘That, in accordance with section 254H of the Corporation Act and for all other purposes, the Shares be consolidated on 6 June 2018 or another date determined by the Board on the basis of 1 share for every 10 shares held, on the terms and conditions outlined in the Explanatory Memorandum’

OTHER BUSINESS

To deal with any other business that may legally be brought forward in accordance with the Constitution and the Corporations Act.

VOTING RESTRICTIONS

Resolution 1 (Remuneration Report)

In accordance with the Corporations Act, a vote must not be cast on Resolution 1 (and will be taken not to have been cast if cast contrary to this restriction) by a member of the Key Management Personnel, details of whose remuneration are included in the remuneration report, and any Closely Related Party of such a member. However, the member or any Closely Related Party of such a member may vote if:

a)                it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on the resolution, or by a person who is the Chair of the meeting at which the resolution is voted on and the appointment expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel; and

b)                it is not cast on behalf of the member or any Closely Related Party of such a member.

PROXIES

Appointment of Proxy

A Shareholder who is entitled to attend and cast a vote at the Annual General Meeting and who wishes to vote on the resolutions contained in this Notice should either attend in person or appoint a proxy or proxies to attend or vote on the Shareholder’s behalf. A Shareholder entitled to attend and to cast two or more votes may appoint up to two proxies to attend and vote on behalf of that Shareholder. A proxy need not be a Shareholder. A proxy form is included with this Notice of Annual General Meeting. A Shareholder that is a body corporate may appoint a representative to attend in accordance with the Corporations Act.

If a Shareholder appoints two proxies, then the appointment of the proxies may specify the proportion or the number of that Shareholder’s votes that each proxy may exercise. If the Shareholder appoints two proxies and the appointment does not so specify, each proxy may exercise half of the votes able to be cast by the appointing Shareholder. Fractions of votes will be disregarded.

A proxy form must be signed by the Shareholder or their duly appointed attorney, or in the case of a body corporate, executed in accordance with the Constitution, or signed by a duly authorised officer or attorney.

To be effective, the Company must receive the completed proxy form signed by the Shareholder and, if the form is signed by the Shareholder’s attorney or authorised officer of a corporation, the authority under which the proxy form is signed or a certified copy of the authority by post or fax no later than 10.00 am (Adelaide time) on Tuesday, 29 May 2018 (being 48 hours before the commencement of the meeting) to:

•                         the Company’s registered office at Ground Floor, 28 Greenhill Road, Wayville, South Australia 5034 (facsimile (08) 8132 0577); or

•                         the Company’s share registrar, Computershare Investor Services Pty Limited, as listed below; or

•                         Custodian Voting — for Intermediary Online subscribers only (Custodians) please visit  www.intermediaryonline.com to submit your voting intentions

Enter the control number, SRN/HIN and postcode shown on the first page of the proxy form at: www.investorvote.com.au	Sundance Energy Australia Limited C/- Computershare Investor Services Pty Limited GPO Box 242 Melbourne VIC 3001 Australia	Sundance Energy Australia Limited C/- Computershare Investor Services Pty Limited (within Australia) 1800 783 447 (outside Australia) +613 9473 2555

If you require an additional proxy form, please contact Computershare Investor Services Pty Limited.

Appointment of a Company representative

A body corporate may elect to appoint a representative, rather than appoint a proxy, in accordance with the Corporations Act. Where a body corporate appoints a representative, the Company requires written proof of the representative’s appointment to be lodged with or presented to the Company before the meeting.

Voting by proxies

A proxy may decide whether to vote on any motion, except where the proxy is required by law or the constitution to vote, or abstain from voting, in their capacity as proxy.  If a proxy is directed how to vote on an item of business, the proxy may vote on that item only in accordance with the direction.  If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit subject to the requirements outlined in the proxy form.  If a proxy abstains from voting and the directions on the proxy require that person to vote, the votes not exercised by the proxy will be given to the chair to vote in accordance with the directions on the proxy form.

Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

If the Chair or a member of the key management personnel or one of their closely related parties is appointed as a proxy, they are not permitted to vote undirected proxies on various matters, including some remuneration matters and related party matters, subject to limited exceptions.

Please read the directions on the proxy form carefully, especially if you intend to appoint the Chairperson of the meeting as your proxy.

Entitlement Time

For the purpose of determining the voting entitlements at the meeting, the Board has determined that, in accordance with the Company’s Constitution and the Corporations Act, the shares in the Company will be taken to be held by the registered holders of those shares at 7.00 pm (Sydney time) on Tuesday, 29 May 2018. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

You may view the 2017 Annual Report at the Sundance Energy Australia Limited website. www.sundanceenergy.com.au

By order of the Board

Damien Connor

Company Secretary

23 April 2018

Explanatory Memorandum

IMPORTANT NOTICE

This Explanatory Memorandum forms part of the Notice of Meeting and has been prepared to provide Shareholders with material information to enable them to make an informed decision on the business to be conducted at the Annual General Meeting of Shareholders to be held at 10:00 am on Thursday, 31 May 2018 at Minter Ellison Boardroom, Level 10, 25 Grenfell Street, Adelaide, South Australia.

This Explanatory Memorandum should be read in full and in conjunction with the accompanying Notice of Annual General Meeting before making any decision in relation to the resolutions and is a brief explanation of Resolutions 1 to 4 in the Notice of Annual General Meeting and why the Company is seeking Shareholder approval.

FINANCIAL STATEMENTS AND REPORT

The Corporations Act requires the Financial Report (which includes the Financial Statements and Directors’ Declaration), the Directors’ Report and Auditor’s Report to be laid before the AGM. There is no requirement either in the Corporations Act or the Company’s Constitution for shareholders to approve the Financial Report, the Directors’ Report or the Auditor’s Report.

During this item of business, Shareholders will be given reasonable opportunity to ask questions and make comments about the reports and the business and management of the Company.

While no resolution is required in relation to this item, the auditor of the Company or their representative will be available to receive questions relevant to:

(a)                        the conduct of the audit;

(b)                        the preparation and content of the Auditor’s Report;

(c)                         the accounting policies adopted by the Company in relation to the preparation of the Financial Statements; and

(d)                        the independence of the auditor in relation to the conduct of the audit.

A shareholder of the Company who is entitled to cast a vote at the AGM may submit a written question to the auditor if:

(a)                        the question is relevant to:

(i)                              the content of the Auditor’s Report to be considered at the AGM; or

(ii)                           the conduct of the audit of the annual financial report to be considered at the AGM; and

(b)                       the shareholder gives the question to the Company no later than the fifth business day before the day on which the AGM is held.

Explanatory Memorandum

RESOLUTION 1 - REMUNERATION REPORT

In accordance with section 250R of the Corporations Act, the Company submits to shareholders for consideration and adoption, by way of a non-binding resolution, its remuneration report for the year ended 31 December 2017.

The remuneration report is a distinct section of the Directors’ Report that deals with the remuneration of directors and other key management personnel of the Company and is contained in the Company’s Annual Report for the year ended 31 December 2017, which is also available on the Company’s website at www.sundanceenergy.net .

The Remuneration Report sets out the Company’s remuneration arrangements for its directors, officers and senior management.

Shareholders are asked to keep in mind that the Company’s operations are all in the US, and the Company’s management team and technical and administrative staff are all based in the US. Even with the challenges the oil and gas industry, the US employment market for oil and gas personnel continues to be very competitive, and it is necessary for the Company to offer comparable remuneration in order to attract and retain suitably qualified US executives and technical staff.

Shareholders are also asked to keep in mind that for the years ended 31 December 2015, 2016 and 2017, the Directors resolved that the Managing Director and the senior executives of the Company would not be paid a short-term incentive (“STI”) payment, as a result of the sustained depressed commodity price environment. However, the intention is for STI to be restored for the performance year ended 31 December 2018.

Shareholders are also asked to bear in mind the Directors have resolved that a long-term incentive (“LTI”) plan will be re- introduced in 2018 for the Managing Director and the senior executives of the Company.  This is intended to be linked to the material acquisition undertaken by the Company in 2018 and the desire to align the interests of the Managing Director and the senior executives of the Company with shareholders as the benefits of the acquisition are implemented.

Section 300A of the Corporations Act requires the directors to include a Remuneration Report in their report for the financial year. Section 250R(2) of the Corporations Act requires the Remuneration Report be put to the vote at the Company’s AGM. Shareholders should note that the vote will be advisory only and does not bind the Directors or the Company. However, the Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies.

In relation to the non-binding shareholder vote, if 25% or more of the votes that are cast are against the adoption of the Remuneration Report at an AGM and comments are made on the Remuneration Report, the company’s subsequent Remuneration Report is required to include an explanation of the board’s proposed action or why no action has been taken.

Where 25% or more of the votes that are cast are against the adoption of the Remuneration Report at a company’s second AGM, then if shareholders at that second AGM pass an ordinary resolution to hold a further meeting (“Spill Resolution”), the directors who approved the directors’ report, other than the managing director, must resign or cease to hold office and may be reappointed to the vacated positions.

At the 2017 AGM, the Company’s Remuneration Report for the financial year ended 31 December 2016 received 99% of votes cast for the Remuneration Report.

Shareholders attending the AGM will be given a reasonable opportunity to discuss the Remuneration Report.

If you elect to appoint a member of the key management personnel (other than the Chair) or a closely related party of such a person as a proxy, then you must direct the proxy how they are to vote. Undirected proxies granted to these persons will not be included in any vote on Resolution 1. If you elect to appoint the Chair as your proxy, you do not need to direct the Chair how you wish the Chair to exercise your vote on this resolution. However please carefully read the proxy form enclosed with this Notice of Meeting before completing it.

In completing the proxy form, if you appoint the Chair as your proxy and do not direct the Chair how to vote and provide the relevant authorisation to the Chair, this will allow the Chair to exercise their discretion in exercising your proxy, even though this resolution is connected directly or indirectly with the remuneration of the key management personnel, which includes the Chair.

If your proxy is not a member of the key management personnel or one of their closely related parties and is not the Chair, you do not need to direct your proxy how to vote.

Directors’ Recommendation

The Directors, while noting that each Director has a personal interest in their own remuneration from the Company, recommend that Shareholders vote IN FAVOUR of adopting the Remuneration Report.

The Chairman of the Meeting intends to vote all undirected proxies IN FAVOUR of Resolution 1, subject to compliance with the voting restrictions discussed above.

RESOLUTION 2 — RE-ELECTION OF NEVILLE WAYNE MARTIN AS A DIRECTOR

In accordance with clause 59.1 of the Constitution, at every Annual General Meeting one third of the Directors for the time being must retire from office and are eligible for re-election.  ASX Listing Rule 14.4 provides that a director (excluding the Managing Director) must not hold office (without re-election) past the third AGM following the director’s appointment or 3 years, whichever is longer. However, a director appointed to fill a casual vacancy or as an addition to the board must not hold office (without re-election) past the next AGM of the entity.

Neville Wayne Martin retires by rotation and offers himself for re-election pursuant to ASX Listing Rule 14.4 and the Company’s Constitution. His qualifications and experience are set out below.

Neville Wayne Martin

Non-executive Director, LLB

Neville has been a Director since January 2012. Prior to his election, he was an alternate director on our board of directors. Neville is a member of the Company’s Audit & Risk Management Committee and Reserves Committee.

Neville has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Neville has served as a director on the boards of several Australian companies listed on the Australian Securities Exchange, including Stuart Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Neville is the former state president of the Australian Resource and Energy Law Association. Neville holds a Bachelor of Laws degree from Adelaide University.

The Board considers Neville Martin to be an independent director.

Directors’ Recommendation

The Directors (other than Director Martin, who makes no recommendation) recommend that shareholders vote IN FAVOUR of Resolution 2.

The Chairman of the Meeting intends to vote all undirected proxies IN FAVOUR of Resolution 2.

RESOLUTION 3 — RE-ELECTION OF DAMIEN HANNES AS A DIRECTOR

In accordance with clause 59.1 of the Constitution, at every Annual General Meeting one third of the Directors for the time being must retire from office and are eligible for re-election.  ASX Listing Rule 14.4 provides that a director (excluding the Managing Director) must not hold office (without re-election) past the third AGM following the director’s appointment or 3 years, whichever is longer. However, a director appointed to fill a casual vacancy or as an addition to the board must not hold office (without re-election) past the next AGM of the entity.

Damien Hannes retires by rotation and offers himself for re-election pursuant to ASX Listing Rule 14.4 and the Company’s Constitution. His qualifications and experience are set out below.

Damien Ashley Hannes

Non-executive Director, BBs

Damien has been a Director since August 2009.  Damien is the chairman of our Audit and Risk Management Committee and a member of our Remuneration and Nomination Committee.

Damien has over 25 years of finance, operations, sales and management experience. He has most recently served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse’s listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region.

From 1986 to 1993, Damien was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, Damien was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a U.S. investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. He holds a Bachelor of Business degree from the NSW University of Technology in Australia and subsequently completed the Institute of Chartered Accounts Professional Year before being seconded into the commercial sector.

The Board considers Damien Ashley Hannes to be an independent director.

Directors’ Recommendation

The Directors (other than Director Hannes, who makes no recommendation) recommend that shareholders vote IN FAVOUR of Resolution 3.

The Chairman of the Meeting intends to vote all undirected proxies IN FAVOUR of Resolution 3.

RESOLUTION 4 — CONSOLIDATION RESOLUTION

4.1                               The Proposal

Sundance Energy Australia Limited (Sundance or Company or SEA) proposes to consolidate Sundance share capital through the conversion of every ten (10) Sundance ordinary shares into one (1) Sundance ordinary share.

Under section 254H of the Corporations Act, a company may consolidate its shares if the consolidation is approved by an ordinary resolution of shareholders at a general meeting.

If the consolidation is approved, the consolidation will take effect on and from 6 June 2018.

4.2                               Treatment of fractions

Where the consolidation of a shareholder’s holding results in an entitlement to a fraction of a share, the fraction will be rounded up to the next whole number of shares.

Where the Directors form the opinion that shareholdings have been split or aggregated to obtain a benefit of rounding, transfers of shares and aggregated parcels of shares may be disregarded for the purpose of rounding.

4.3                               Reasons for Consolidation

The aim of the share consolidation is to ensure that the number of shares on issue is at a level broadly comparable to Sundance’s peer group of companies.

4.4                               Effect of Consolidation - Summary

The proposed share consolidation will reduce the number of Sundance ordinary shares on issue as follows (subject to rounding):

	Current Number of Shares on issue	Number of Shares on Issue Post Consolidation
No Shares on issue at the date of this Notice of Meeting	6,867,696,796	686,769,680

As the share consolidation applies equally to all Sundance shareholders, individual shareholdings will be reduced in the same ratio as the total number of Sundance shares (subject only to the rounding of fractions).  It follows that the consolidation will have no material effect on the percentage interest of each individual Sundance shareholder in Sundance.

Similarly, the aggregate value of each Sundance shareholder’s holding (and the Company’s market capitalization) should not change other than minor changes as a result of rounding — as a result of the share consolidation alone (that is, assuming no other market movements or impacts occur)

Shareholders should note that the reduction of share capital, if approved, would also have an effect on Sundance share price.  The price per share can be expected to increase to reflect the reduced number of shares on issue.

If the Consolidation Resolution is passed and the conditions to its implementation are satisfied, then the Consolidation will be implemented and binding upon all Sundance Shareholders, regardless of how (or if) they vote on the resolution.

4.5                               Treatment of Convertible Securities

Having regard to the ASX Listing Rules, all convertible securities on issue will either be consolidated on the same basis as the Company’s ordinary shares or the terms adjusted, so that the number of ordinary shares to be provided if the share rights vest will reflect the impact of share consolidation, with the necessary adjustments to be made to any applicable exercise or conversion price or number of securities issued on exercise or conversion.

4.6                               Timetable for Consolidation

Set out below is an indicative timetable for the consolidation. These indicative dates are subject to change at the Board’s discretion (subject to the ASX Listing Rules).

Event	Business Day
Annual General Meeting	Thursday, 31 May 2018
Notification to ASX that Share Consolidation is approved	Thursday, 31 May 2018
Last day for trading in pre-consolidated securities	Friday, 1 June 2018
Trading in the consolidated securities on a deferred settlement basis commences	Monday, 4 June 2018
Last day to register transfers on a pre-consolidated basis	Tuesday, 5 June 2018
Registration of securities on a post consolidated basis	Wednesday, 6 June 2018
Issue Date and notices to be sent to security holders Deferred settlement trading ends	Wednesday, 13 June 2018

4.7                               Tax implications for Shareholders

The summary in this section is general in nature.  In addition, particular taxation implications will depend on the circumstances of each shareholder.  Accordingly, shareholders are encouraged to seek their own professional advice in relation to their tax position.

Neither Sundance nor any of its officers, employees or advisors assumes any liability or responsibility for advising shareholders about the tax consequences for them from the proposed share consolidation.

The share consolidation will be undertaken in accordance with section 254H of the Corporation Act.  Subject only to rounding, there will be no change to the proportionate interests held by each Sundance shareholder in SEA as a result of the consolidation.

4.8                               Directors’ Recommendation

The Directors recommend that shareholders vote IN FAVOUR of Resolution 4.

The Chairman of the Meeting intends to vote all undirected proxies IN FAVOUR of Resolution 4.

DEFINITIONS

The following definitions are used in this Explanatory Memorandum: ‘Closely Related Party’ has the same meaning as in the Corporations Act. ‘Corporations Act’ means the Corporations Act 2001 (Cth).

‘Director’ means a director of the Company.

‘Key Management Personnel’ means a member of the key management personnel as disclosed in the Remuneration Report.

‘Listing Rules’ means the listing rules of ASX

‘Meeting’ means the Annual General Meeting of Shareholders to be held at Minter Ellison Boardroom, Level 10, 25 Grenfell Street, Adelaide, South Australia on Thursday, 31 May 2018 at 10:00 am (Adelaide time).

‘Notice’ means this Notice of Annual General Meeting.

‘Ordinary Resolution’ means a resolution passed by more than 50% of the votes at a general meeting of Shareholders.

‘Remuneration Consultant’ means the Company’s independent US-based remuneration consultant.

‘Resolution’ means a resolution referred to in this Notice.

‘Share’ means a fully paid ordinary share in the capital of the Company.

‘Shareholder’ means each person registered as the holder of a Share.

‘Special Resolution’ means a resolution passed by 75% or more of the votes at a general meeting of Shareholders.

‘Sundance’ or the ‘Company’ means Sundance Energy Australia Limited (ABN 76 112 202 883).